Exhibit (a)(15)
FOR IMMEDIATE RELEASE
CANADA SOUTHERN PETROLEUM AGREES TO HIGHER OFFER FROM CANADIAN OIL SANDS
Calgary, Alberta, June 30th, 2006 – The Board of Directors of Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) (NASDAQ: CSPLF) (TSX: CSW) today announced that it has agreed to terms on a revised offer from a wholly owned subsidiary of Canadian Oil Sands Trust (“Canadian Oil Sands”) (TSX: COS.UN) under which Canadian Oil Sands will acquire all of the outstanding common shares of Canada Southern for US$11.10 per share, all cash. The revised Canadian Oil Sands offer follows a June 29th announcement by Petro-Canada (NYSE: PCZ) (TSX: PCA) that it has extended and increased the value of its original offer to US$11.00.
After receiving advice from the Company’s financial advisor, CIBC World Markets Inc., and its legal advisors, the Board unanimously recommends that shareholders accept the revised offer from Canadian Oil Sands.
If shareholders have already tendered to the revised Petro-Canada offer or the Canadian Superior Energy Inc. (TSX and AMEX: SNG) offer, the Board recommends that shareholders withdraw them immediately. For assistance in doing so, shareholders are urged to contact The Proxy Advisory Group at toll free 1-800-678-1770.
Canada Southern will issue an amendment to its Directors’ Circular regarding the revised Canadian Oil Sands offer. It will contain important information for shareholders, including the Board recommendation in favour of the Canadian Oil Sands offer. The revised Canadian Oil Sands offer remains open to 8:00 a.m. (Mountain Daylight time) on August 1, 2006, unless further extended or withdrawn.
In connection to the revised Canadian Oil Sands offer, Canada Southern will file certain materials with the United States Securities and Exchange Commission (SEC), including an amended Solicitation/Recommendation Statement on Schedule 14D-9. Shareholders are urged to read the amended Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information. Investors can obtain a free copy of the amended Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available and all other filings made by Canada Southern with the SEC at the SEC’s web site at www.sec.gov. In addition, these materials may be obtained free from Canada Southern by directing a request to Canada Southern Petroleum, #250 – 706 7th Avenue S.W., Calgary, Alberta, Canada T2P 0Z1 (403) 269 7741, Attention: Corporate Secretary.

About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
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